

07005309

AMENDMENT

4/30/07

S. COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doheny Global Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30101 Agoura Court, Suite 234
(No. and Street)

Agoura	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley J. Mroz (760) 340-1945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name – *if individual, state last, first, middle name*)

2002 Woodlamd Valley Drive	Kingwood	TX	77339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DOHENY GLOBAL CAPITAL, LP
(Formerly, ACA Partners Securities, LP)
SCHEDULE TWO AND THREE TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Schedule 2 Determination of reserve requirements

The company is exempt from reserve requirements of computations pursuant to the (k) (2) (ii) exemptive provision of SEC Rule 15c3-3.

Schedule 3 Information relating to possession or control requirements under rule 15c3-3.

The company is exempt under Rule 15c3-3 as it relates to possession and control requirements under the (k) (2) (ii) exemptive provision.

END